UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: April 12, 2022	By	/s/ Brian Bosse
Brian Bosse
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated April 11, 2022 – Zentek Announces Start of Phase Two Testing of ZenGUARD™ - Coated Filters Under ISC Testing Stream Contract

99.2	News Release dated April 12, 2022 – Zentek Signs Supply Agreement with EkoMed Global Inc. to Manufacture ZenGUARD-enhanced PPE